September 11, 2025

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255

       Re: Signing Day Sports, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2025
           File No. 333-289965
Dear Daniel Nelson:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that the Purchase Agreement the Company entered into with Helena Global
       Investment Opportunities 1 Ltd. is an equity line. Please note that the resale of shares issuable under an equity line agreement must be registered on a form that the company is eligible to use for a primary offering. For guidance, refer to Securities Act
       Sections Compliance and Disclosure Interpretation 139.13. It appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to filing did not exceed the $75 million threshold required by General
       Instruction I.B.1 of Form S-3. If you are relying on General Instruction I.B.6 for Form
       S-3 eligibility, tell us whether and how you have sufficient capacity to register the number of shares you are offering for resale under the Purchase Agreement, and include the information required pursuant to Instruction 7 to General Instruction I.B.6.
 September 11, 2025
Page 2

       For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation
       116.21. In addition, identify Helena Global Investments as an underwriter. To the extent you are not eligible to conduct the offering on Form S-3, please amend your registration statement on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis A. Bevilacqua, Esq.